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                           [MODUS MEDIA LETTERHEAD]

                                    August 14, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

Re: Modus Media, Inc. (f/k/a Modus Media International Holdings, Inc.) Registration Statement on Form S-1
     (Registration No. 333-92559)
     Registration Statement on Form 8-A
     (Registration No. 0-29879)

Ladies and Gentlemen:

     In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Modus Media, Inc. ("Modus Media") hereby withdraws its Registration Statement on Form S-1 (Registration No. 333-92559), as amended, that was originally filed with the Securities and Exchange Commission on December 10, 1999. Modus Media is withdrawing the Registration Statement because it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time. No shares of Common Stock of Modus Media have been issued or sold under the Registration Statement.

     In addition, Modus Media hereby withdraws the Registration Statement on Form 8-A (Registration No. 0-29879) that it originally filed with the Securities and Exchange Commission on March 8, 2000 with respect to its Common Stock.

     If you have any questions with respect to this letter, please call either Mark G. Borden of the law firm of Hale and Dorr LLP at (617) 526-6000 or me at
(781) 407-2000.

                              Sincerely,

                              Modus Media, Inc.


                              By: /s/ Terence M. Leahy
                                  -------------------------------
                                    Terence M. Leahy
                                    Chief Executive Officer

cc:  Jeffrey Riedler, Esq.